TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ENGAGES TORREY HILLS CAPITAL AS

INVESTOR RELATIONS CONSULTANTS

For  Immediate  Release:  August  26,  2010.  Vancouver,  BC  -  Teryl  Resources  Corp.  (TSX

Venture  Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  it  has  retained  San

Diego  Torrey  Hills  Capital,  Inc.  ("Torrey  Hills  Capital")  to  act  as  investor  relations  consultants to the Company.

Torrey Hills Capital is a leading investor  and  financial public  relations  firm specializing  in  small and  micro-cap  companies,  primarily  in  the  natural  resource  sector.  Torrey  Hills  Capital  will increase  awareness  about  Teryl  Resources  through  its  established  relationships  with  investment professionals,  investment  advisors,  and  money  managers  focused  on  the  microcap  market  space.

This  will  allow  Teryl  Resources  to  build  and  maintain  an  informed  investor  audience.  Torrey

Hills  Capital  will  also  provide  coverage  of  Teryl  Resources  on  its  website,  www.babybulls.com,

a  website  developed  to  showcase  and  provide  exposure  for  emerging  micro-cap  companies  to  an audience of proven micro-cap investors.

"We  are  excited  about  our  partnership  with  Teryl  Resources,"  commented  Cliff  Mastricola,

President  of  Torrey  Hills  Capital.    "Management  has  a  proven  record  of  success,  and  with interests  in  four  gold  properties,  the  Company  is  one  of  the  main  landowners  in  the  Fairbanks

Mining  District  in  Alaska.   As  a  result,  we  believe  the  financial  community  will  have  an  interest in the story, particularly as gold and silver continue to challenge new highs."

Torrey  Hills  Capital  has  been  engaged  for  an  initial  term  of  six  months  at  a  monthly  fee  of

US$5,000.   In  addition,  the  Company  has  agreed  to  the  granting  of  options  to  purchase  250,000

common  shares  of  Teryl  Resources  at  a  price  of  CDN$0.19  per  share  for  up  to  three  years.   The

agreement is subject to the approval of the TSX Venture Exchange.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in the  Fairbanks  Mining  District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold

Corporation  (TSX:  K;  NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has been  expended  on  exploration  by  Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.5 million  budget  has  been  approved  for  2010.  The  Company’s  other  Alaska  holdings  also  include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich

Claims, where Teryl has a 10% net profit interest from Kinross;  and  a  100%-interest  in  the  West

Ridge      property.      For      further      information      visit      the      Company’s      website      at

http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.